UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DiDi Global Inc.
(Name of Issuer)

Class A Ordinary Shares, par value of $0.00002 per share
(Title of Class of Securities)

G2758H 105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Will Wei Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 132,849,135 (1)
	6	SHARED VOTING POWER 26,152,107 (2)
	7	SOLE DISPOSITIVE POWER 31,156,189 (3)
	8	SHARED DISPOSITIVE POWER 109,276,198 (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,384,741 (5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%. (6) Represents 34.3% of the total outstanding voting power. (7)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 18,693,713 Class B ordinary shares held by Xiaocheng Investments Limited (beneficially owned by Will Wei Cheng, or Mr. Cheng, through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries) that Mr. Cheng has sole voting power over, (ii) 64,280,967 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng, and (iii) 49,874,455 Class B ordinary shares held by Steady Prominent Limited, or Steady Prominent, that Mr. Cheng has sole voting power over.

(2)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding Investment Limited, or Oriental Holding, and (ii) 4,621,106 Class A ordinary shares held by New Amigo Holding Limited, or New Amigo. Each of Oriental Holding and New Amigo is ultimately owned by a trust and Mr. Cheng may be deemed to beneficially own, in terms of voting power by virtue of his membership on the respective advisory committees of such trusts, which have the sole power to make all decisions relating to the voting and disposal of the shares held by Oriental Holding and New Amigo. Mr. Cheng shares voting and disposal rights of the shares held by the Oriental Holding and New Amigo with other members on the respective advisory committees.

(3)	Represents 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited.

(4)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding, (ii) 4,621,106 Class A ordinary shares held by New Amigo, and (iii) 83,124,091 Class B ordinary shares held by Steady Prominent. Mr. Cheng may be deemed to beneficially own, in terms of dispositive power, of the shares held by these entities by virtue of his membership on the respective advisory committees of the trusts that wholly owns these entities. Mr. Cheng shares disposal rights of the shares held by Oriental Holding, New Amigo and Steady Prominent with other members on the respective advisory committees.

(5)	Represents (i) 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited, and (ii) 47,228,552 Class B ordinary shares held by Steady Prominent in which Mr. Cheng has an indirect economic interest. The number of shares here represents the shares beneficially owned by Mr. Cheng in terms of economic interest, which is not the same as the shares that Mr. Cheng has voting or dispositive power over as illustrated in Notes (1) to (4) above.

(6)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

(7)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Jean Qing Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 48,767,668 (1)
	6	SHARED VOTING POWER 26,152,107 (2)
	7	SOLE DISPOSITIVE POWER 3,055,556 (3)
	8	SHARED DISPOSITIVE POWER 109,276,198 (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,172,128 (5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (6). Represents 22.7% of the total outstanding voting power. (7)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited (beneficially owned by Jean Qing Liu, or Ms. Liu, through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries), (ii) 12,462,476 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has granted a voting proxy to Ms. Liu, and (iii) 33,249,636 Class B ordinary shares held by Steady Prominent that Ms. Liu has sole voting power over.

(2)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding, and (ii) 4,621,106 Class A ordinary shares held by New Amigo. Ms. Liu may be deemed to beneficially own, in terms of voting power, of the shares held by these entities by virtue of her membership on the respective advisory committees of the trusts that wholly owns these entities. Ms. Liu shares voting and disposal rights of the shares held by Oriental Holding and New Amigo with other members on the respective advisory committees.

(3)	Represents 3,055,556 Class B ordinary shares held by Investor Link Investments Limited.

(4)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding, (ii) 4,621,106 Class A ordinary shares held by New Amigo, and (iii) 83,124,091 Class B ordinary shares held by Steady Prominent. Ms. Liu may be deemed to beneficially own, in terms of dispositive power, of the shares held by these entities by virtue of her membership on the respective advisory committees of the trusts that wholly owns these entities. Ms. Liu shares disposal rights of the shares held by Oriental Holding, New Amigo and Steady Prominent with other members on the respective advisory committees.

(5)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, and (ii) 16,116,572 Class B ordinary shares held by Steady Prominent in which Ms. Liu has an indirect economic interest. The number of shares here represents the shares beneficially owned by Ms. Liu in terms of economic interest, which is not the same as the shares that Ms. Liu has voting or dispositive power over as illustrated in Notes (1) to (4) above.

(6)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

(7)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Stephen Jingshi Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,152,107 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 109,276,198 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,620,410 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%. (4) Represents 1.2% of the total outstanding voting power. (5)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding, and (ii) 4,621,106 Class A ordinary shares held by New Amigo. Stephen Jingshi Zhu (“Mr. Zhu”) may be deemed to beneficially own, in terms of voting power, of the shares held by these entities, by virtue of his membership on the respective advisory committees of the trusts that wholly owns these entities. Mr. Zhu shares voting and disposal rights of the shares held by Oriental Holding and New Amigo with other members on the respective advisory committees.

(2)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding, (ii) 4,621,106 Class A ordinary shares held by New Amigo, and (iii) 83,124,091 Class B ordinary shares held by Steady Prominent. Mr. Zhu may be deemed to beneficially own, in terms of dispositive power of the shares held by these entities by virtue of his membership on the respective advisory committees of the trusts that wholly owns these entities. Mr. Zhu shares disposal rights of the shares held by Oriental Holding, New Amigo and Steady Prominent with other members on the respective advisory committee.

(3)	Represents 9,620,410 Class B ordinary shares held by Steady Prominent in which Mr. Zhu has an indirect economic interest. However, Mr. Zhu does not hold voting power of such shares because he has granted Mr. Cheng and Ms. Liu proxies to vote such shares on his behalf. The number of shares here represents the shares beneficially owned by Mr. Zhu in terms of economic interest, which is not the same as the shares that Mr. Zhu has voting or dispositive power over as illustrated in Notes (1) and (2) above.

(4)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

(5)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Xiaocheng Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 31,156,189
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 31,156,189
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,156,189
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%.* The voting power of the shares beneficially owned represent 13.8% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Investor Link Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,055,556
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,055,556
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,556
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%.* The voting power of the shares beneficially owned represent 1.4% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Steady Prominent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 83,124,091
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 83,124,091
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,124,091
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%.* The voting power of the shares beneficially owned represent 36.8% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Oriental Holding Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 21,531,001
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,531,001
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,531,001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%. *The voting power of the shares beneficially owned represent 1.0% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS New Amigo Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,621,106
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,621,106
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,621,106
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%.* The voting power of the shares beneficially owned represent 0.2% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

ITEM 1(a).	NAME OF ISSUER:

DiDi Global Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Will Wei Cheng

Jean Qing Liu

Stephen Jingshi Zhu

Xiaocheng Investments Limited

Investor Link Investments Limited

Steady Prominent Limited

Oriental Holding Investment Limited

New Amigo Holding Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Will Wei Cheng

DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

Jean Qing Liu

DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

Stephen Jingshi Zhu

DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

Xiaocheng Investments Limited

Sertus Incorporation (BVI) Limited

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town, Tortola

British Virgin Islands

Investor Link Investments Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110

British Virgin Islands

Steady Prominent Limited

Sertus Chambers, P.O. Box 905

Quastisky Building

Road Town, Tortola

British Virgin Islands

Oriental Holding Investment Limited

Coastal Building, Wickham’s Cay II

P.O. Box 2221, Road Town, Tortola

British Virgin Islands

New Amigo Holding Limited

Coastal Building, Wickham’s Cay II

P.O. Box 2221, Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Will Wei Cheng – People’s Republic of China

Jean Qing Liu – Hong Kong, People’s Republic of China

Stephen Jingshi Zhu – Hong Kong, People’s Republic of China

Xiaocheng Investments Limited – British Virgin Islands

Investor Link Investments Limited – British Virgin Islands

Steady Prominent Limited – British Virgin Islands

Oriental Holding Investment Limited – British Virgin Islands

New Amigo Holding Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.00002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP NO.:

G2758H 105

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.00002 per share of the Issuer by each of the reporting persons is provided as of December 31, 2021. The table below is prepared based on 1,205,810,369 ordinary shares (consisting of 1,088,474,533 Class A ordinary shares and 117,335,836 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021.

Reporting Person	Amount beneficially owned in terms of economic interests:		Percent of class*:	Percent of aggregate voting power**:	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Will Wei Cheng	78,384,741	(1)	6.5%	34.3%	132,849,135	(2)	26,152,107	(3)	31,156,189	(4)	109,276,198	(5)
Jean Qing Liu	19,172,128	(6)	1.6%	22.7%	48,767,668	(7)	26,152,107	(3)	3,055,556	(8)	109,276,198	(5)
Stephen Jingshi Zhu	9,620,410	(9)	0.8%	1.2%	0		26,152,107	(3)	0		109,276,198	(5)
Xiaocheng Investments Limited	31,156,189	(1)	2.6%	13.8%	31,156,189		0		31,156,189		0
Investor Link Investments Limited	3,055,556	(6)	0.3%	1.4%	3,055,556		0		3,055,556		0
Steady Prominent Limited	83,124,091	(2)	6.9%	36.8%	83,124,091		0		83,124,091		0
Oriental Holding Investment Limited	21,531,001	(3)	1.8%	1.0%	21,531,001		0		21,531,001		0
New Amigo Holding Limited	4,621,106	(3)	0.4%	0.2%	4,621,106		0		4,621,106		0

*	The percentage of class of securities is calculated by dividing the number of shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2021.

**	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

(1)	Represents (i) 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited, and (ii) 47,228,552 Class B ordinary shares held by Steady Prominent in which Mr. Cheng has an indirect economic interest.

Xiaocheng Investments Limited is beneficially owned by Mr. Cheng through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries.

(2)	Represents (i) 18,693,713 Class B ordinary shares held by Xiaocheng Investments Limited that Mr. Cheng has sole voting power over, (ii) 64,280,967 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng, and (iii) 49,874,455 Class B ordinary shares held by Steady Prominent that Mr. Cheng has sole voting power over.

Mr. Cheng has granted a voting proxy to Ms. Liu in connection with 12,462,476 Class B ordinary shares held by Xiaocheng Investments Limited, and Mr. Cheng’s beneficial ownership in terms of voting power does not take into account the portion of the shares that are subject to such voting proxy.

Steady Prominent is ultimately wholly owned by a trust and the advisory committee of the trust, current members being Mr. Cheng, Ms. Liu and Mr. Zhu, has the sole power to make all decisions relating to the voting and disposal of the shares held by Steady Prominent. Mr. Cheng, Ms. Liu and Mr. Zhu have agreed to certain proxy and voting arrangements in connection with their respective voting power over the shares held by Steady Prominent.

(3)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding, and (ii) 4,621,106 Class A ordinary shares held by New Amigo. Each of Mr. Cheng, Ms. Liu and Mr. Zhu may be deemed to beneficially own, in terms of voting power, by virtue of his/her membership on the respective advisory committees of such trusts, which have the sole power to make all decisions relating to the voting and disposal of the shares held by Oriental Holding and New Amigo. Mr. Cheng, Ms. Liu and Mr. Zhu share voting rights of the shares held by Oriental Holding and New Amigo with each other as current members of the advisory committees.

(4)	Represents 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited that Mr. Cheng has sole dispositive power over.

(5)	Represents (i) 21,531,001 Class A ordinary shares held by Oriental Holding, (ii) 4,621,106 Class A ordinary shares held by New Amigo, and (iii) 83,124,091 Class B ordinary shares held by Steady Prominent. Each of Mr. Cheng, Ms. Liu and Mr. Zhu may be deemed to beneficially own, in terms of dispositive power, of the shares held by these entities by virtue of his/her membership on the respective advisory committees of the trusts that wholly owns these entities. Mr. Cheng, Ms. Liu and Mr. Zhu share disposal rights of the shares held by Oriental Holding, New Amigo and Steady Prominent with each other as current members of the advisory committees.

(6)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, and (ii) 16,116,572 Class B ordinary shares held by Steady Prominent in which Ms. Liu has an indirect economic interest.

Investor Link Investments Limited is beneficially owned by Ms. Liu through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries.

(7)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, (ii) 12,462,476 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has granted a voting proxy to Ms. Liu, and (iii) 33,249,636 Class B ordinary shares held by Steady Prominent that Ms. Liu has sole voting power over.

(8)	Represents 3,055,556 Class B ordinary shares held by Investor Link Investments Limited.

(9)	Represents 9,620,410 Class B ordinary shares held by Steady Prominent in which Mr. Zhu has an indirect economic interest. However, Mr. Zhu does not hold voting power of such shares because he has granted Mr. Cheng and Ms. Liu proxies to vote such shares on his behalf.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Will Wei Cheng	/s/ Will Wei Cheng

Jean Qing Liu	/s/ Jean Qing Liu

Stephen Jingshi Zhu	/s/ Stephen Jingshi Zhu

Xiaocheng Investments Limited	By:	/s/ Will Wei Cheng
Name: Will Wei Cheng
Title: Director

Investor Link Investments Limited	By:	/s/ Jean Qing Liu
Name: Jean Qing Liu
Title: Director

Steady Prominent Limited	By: S.B. Vanwall Ltd., its sole director

	By:	/s/ Yeu Chi Fai (Rito Yeu)
Name: Yeu Chi Fai (Rito Yeu)
Title: Authorized signatory

Oriental Holding Investment Limited	By: S.B. Vanwall Ltd., its sole director

	By:	/s/ Yeu Chi Fai (Rito Yeu)
Name: Yeu Chi Fai (Rito Yeu)
Title: Authorized signatory

New Amigo Holding Limited	By: S.B. Vanwall Ltd., its sole director

	By:	/s/ Yeu Chi Fai (Rito Yeu)
Name: Yeu Chi Fai (Rito Yeu)
Title: Authorized signatory